SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of July, 2002

E.ON Corporation
(Translation of Registrant's Name Into English)

E.ON Aktiengesellschaft
E.ON-Platz 1
D-40479 Düsseldorf
Germany
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X Form 40-F _

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _ No X

If „Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

CRG1

Ad-hoc-Release

July 03, 2002

Notice in Accordance with sec. 15 of the Securities Trading Act of E.ON AG

E.ON acquires a further 40% stake in Ruhrgas from ExxonMobil and Shell

E.ON has agreed to acquire a 40% stake in Ruhrgas which is held indirectly by ExxonMobil, Shell and Preussag. The purchase price is €4.1 billion.

By completing the acquisitions of Gelsenberg, Bergemann and the ExxonMobil/Shell/Preussag shares E.ON will become the sole owner of Ruhrgas.

Ad-hoc-Release

July 3, 2002

Notice in Accordance with sec. 15 of the Securities Trading Act of E.ON AG

E.ON Supervisory Board approves sale of Stinnes stake to Deutsche Bahn

The Supervisory Board of Düsseldorf-based E.ON AG has approved the sale of E.ON's Stinnes shareholding to Deutsche Bahn AG (DB). The two companies signed an agreement on the transaction.

The agreement calls for DB to make all Stinnes shareholders a cash tender offer of €32.75 per share and for E.ON to transfer ownership of its entire Stinnes stake to DB for approximately €1.6 billion. E.ON will record a book gain of about €600 million on the transaction.

e·on

Press Release

July 4, 2002

Wulf Bernotat slated to become E.ON AG CEO in May 2003

At a meeting yesterday of the Supervisory Board of Düsseldorf-based E.ON AG, the Board's executive committee recommended that the Supervisory Board appoint Dr. Wulf Bernotat (53) as Chairman of E.ON AG's Board of Management effective May 1, 2003. The Supervisory Board will decide on the matter at its next scheduled meeting on September 3, 2002. The terms of E.ON AG's two current Chairmen of the Board of Management, Ulrich Hartmann (63) and Prof. Wilhelm Simson (63), expire following the company's Annual Shareholders Meeting on April 30, 2003.

Bernotat has served as Chairman of the Board of Management of Stinnes AG since 1998. He joined the Veba Group in 1996 when he became a member of the Board of Management of Veba Oel AG. Prior to taking this position, he spent 20 years at Shell in a number of management roles, including postings in France, Portugal, and the U.K. Working out of London, he for many years oversaw Shell's operations in Eastern Europe and Africa.

E.ON AG
E.ON-Platz 1
D-40479 Düsseldorf
For information please contact:
Dr. Peter Blau
Phone: +49-211-45 79-628
Fax: +49-211-45 79-629
Josef Nelles
Phone: +49-211-45 79-544
Fax: +49-211-45 79-566
www.eon.com
Presse@eon.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Current Report to be signed on its behalf by the undersigned, thereunto duly authorized.

E.ON Aktiengesellschaft

Date: July 4, 2002

By: ______________________

Michael C. Wilhelm
Senior Vice President
Accounting